Exhibit 99.1

Neptune to Hold Conference Call to Discuss Fourth Quarter and Fiscal Year-End Results Ended March 31, 2019

LAVAL, QC, May 30, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), announces that it will be holding a conference call on June 12, 2019 at 5:00 PM (EST) to discuss its fourth quarter and fiscal year-end results ended March 31, 2019.

The fourth quarter results press release will be issued on the same day at 4:00 PM (EST), after market close.

Conference Call Details:

Date:	Wednesday, June 12, 2019

Time:	5:00 PM Eastern Standard Time

Call:	1 (888) 231-8191 (Canada and U.S.) 1 (647) 427-7450 (International)

Webcast:	A live audio webcast and presentation of the results can be accessed at: https://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay shortly after the call's completion, until July 12, 2019. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations. It is also under this section that you will find the archive of the webcast, along with its accompanying presentation.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Quebec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-to-hold-conference-call-to-discuss-fourth-quarter-and-fiscal-year-end-results-ended-march-31-2019-300858801.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2019/30/c0556.html

%CIK: 0001401395

For further information: Investor Information: Canada, Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; United States, Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com / jburfening@lhai.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 30-MAY-19